Invitel Holdings A/S Investor Presentation
for the year ended December 31, 2008
and the quarter ended March 31, 2009
Martin Lea, Chief Executive Officer
Rob Bowker, Chief Financial Officer
May 19, 2009
Exhibit 99.2

This presentation of Invitel Holdings A/S (the "Company") contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These and
all forward-looking statements are only predictions or statements of current plans that are constantly under review by the Company. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Actual results could differ materially from those expressed in our forward-looking statements for a variety of reasons, including: fluctuation in foreign exchange rates and interest rates; changes in Hungarian and Central and Eastern European economic conditions and consumer and business spending; the rate of growth of the Internet; the amount that the Company invests in new business opportunities and the timing of those investments; the mix of services sold; competition;
management of growth and expansion; future integration of acquired businesses; the performance of our IT
Systems; technological changes; the Company's significant indebtedness; and government regulation. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission, which are available on the Company’s website, www.invitel.hu and on the SEC’s website, www.sec.gov. Accordingly, investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake to update such statements to reflect the impact of circumstances or events that arise after the date the statements are made. Investors should, however, consult any further disclosures the Company may make in its reports filed with the SEC.
Safe Harbor Statement

3 Martin Lea Chief Executive Officer

•
The Hungarian forint appreciated against the U.S. dollar by 7% during the year ended December 31, 2008 compared to the average Hungarian forint/U.S. dollar exchange rates in 2007.
•
Our pro-forma* consolidated revenue in U.S. dollars increased by 2% for the year ended December 31, 2008 compared to the prior year. In HUF terms, our pro-forma* consolidated revenue decreased by 5% for the year ended December
31, 2008 compared to the prior year.
•
Our pro-forma* consolidated segment gross margin in U.S. dollars increased by 8% for the year ended December 31,
2008 compared to the prior year. In HUF terms, our pro-forma* consolidated segment gross margin increased by 1% for the year ended December 31, 2008 compared to the prior year.
•
Our pro-forma* gross margin percentage was 71% and 67%, respectively, for the years ended December 31, 2008 and
2007.
•
Our pro-forma Adjusted EBITDA** in U.S. dollars grew by 18% to $248.6 million for the year ended December 31, 2008 compared to the prior year. In HUF terms, our pro-forma Adjusted EBITDA** grew by 10% to HUF 42.7 million for the year ended December 31, 2008 compared to the prior year.
•
Our pro-forma* Adjusted EBITDA margin was 44% and 38%, respectively, for the years ended December 31, 2008 and
2007.
*  Pro-forma financial information in this presentation assumes that Invitel Holdings A/S, Invitel, Tele2 Hungary and Memorex had been combined as of the beginning of the applicable period. The unaudited pro-forma financial information has not been prepared in accordance with Article 11 of Regulation S-X.
** Pro-forma Adjusted EBITDA is a non-GAAP financial measure. See the reconciliation on slides 10-13.
Highlights for the Year Ended December 31, 2008

Highlights for the Quarter Ended March 31, 2009
•
The Hungarian forint depreciated against the U.S. dollar by 23% during the quarter ended March 31, 2009 compared to the average
Hungarian forint/U.S. dollar exchange rates in the quarter ended March 31, 2008.
•
Our pro-forma* consolidated revenue in U.S. dollars decreased by 26% for the quarter ended March 31, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated revenue decreased by 4% for the quarter ended March 31, 2009 compared to the prior year.
•
Our pro-forma* consolidated segment gross margin in U.S. dollars decreased by 23% for the quarter ended March 31, 2009 compared to the prior year. In HUF terms, our pro-forma* consolidated segment gross margin increased by 1% for the quarter ended March 31,
2009 compared to the prior year.
•
Our pro-forma* gross margin percentage was 74% and 71%, respectively, for the quarters ended March 31, 2009 and 2008.
•
Our pro-forma Adjusted EBITDA** in U.S. dollars decreased by 21% to $47.3 million for the quarter ended March 31, 2009 compared to the prior year. In HUF terms, our pro-forma Adjusted EBITDA** grew by 4% to HUF 10.7 million for the quarter ended March 31, 2009 compared to the prior year.
•
Our pro-forma* Adjusted EBITDA margin was 45% and 42%, respectively, for the quarters ended March 31, 2009 and 2008.
•
Capital expenditure decreased by 52% from $32.5 million for the quarter ended March 31, 2008 to $15.6 million for the quarter ended
March 31, 2009.
•
On February 26, 2009 the Group changed its domicile from the United States to Europe.
•
On March 4, 2009 we refinanced our Senior Bank Loans and the Bridge Loan, which was associated with the Memorex acquisition.
•
During the first quarter of 2009 we rationalized our legal entity structure as part of our overall integration programs.

2007/01
2007/03
2007/05
2007/07
2007/09
2007/11
2008/01
2008/03
2008/05
2008/07
2008/09
2008/11
2009/01
2009/03
2009/05

2004/04
2004/08
2004/12
2005/04
2005/08
2005/12
2006/04
2006/08
2006/12
2007/04
2007/08
2007/12
2008/04
2008/08
2008/12
2009/04

invitel
Holdings A/S

Hungarian Interest Rate Evolution
HUF / EUR Exchange Rates
•
In 2006 Hungary had the largest budget (10% of GDP) and
current account deficit in the EU. From 2006 the
government made several steps to decrease the gap to the
Maastricht criteria.
•
Budget deficit for 2008 was HUF 914.8 billion (3.4% of
GDP) representing a significant improvement from 2006
•
The inflation rate is currently 2.9% (Yr/Yr), the mid term
inflation target is 3%.
•
GDP declined by -2,5% in Q4 2008 (Yr/Yr) and -5.8% in Q1
2009.
•
The exchange rate HUF/EUR weakened from 230 in late
July 2008 and reached its historic high of 316.92 HUF/EUR
on 6 March 2009. The HUF currently trades at an exchange
rate of 280 – 300 HUF/EUR.
•
On 22 October 2008 the NBH increased the base rate to
11.5% to defend the forint. The NBH has lowered the rate in
four 50-basis-point steps to 9.50% since late November.
Analysts forecast the base rate to be held in the near future.
•
The rate of unemployment in Hungary has increased from
7.7% in Q3 2008 to 9.7% by the end of Q1 2009.
•
In order to overcome the lack of liquidity of the domestic
money market the Government has reached an agreement
with the IMF and the ECB to provide a credit line of EUR 20
billion to Hungary.
230,00
240,00
250,00
260,00
270,00
280,00
290,00
300,00
310,00
320,00
5,00%
6,00%
7,00%
8,00%
9,00%
10,00%
11,00%
12,00%
13,00%
Hungarian Economic and Market Overview

•
We have changed the parent company’s place of incorporation from Delaware to
Denmark
•
Invitel Holdings A/S is the successor to HTCC as holding company for the Group
•
This change became effective on February 26, 2009
•
We now call ourselves the “Invitel Group”
•
Invitel Holdings A/S is listed on same exchange, NYSE Amex under symbol “IHO”
•
As a SEC foreign registrant, we only have to file an annual report, not quarterly reports, with the SEC, which will result in savings
•
We will use International Financial Reporting Standards (“IFRS”) rather than US
GAAP, and will report in euro rather than US dollars
Change of Group Domicile

Hungarian
Telephone and
Cable Corp.
(US)
Euroweb
Romania S.A.
(Romania)
Invitel
Technocom Kft.
(formerly PanTel
Technocom Kft.)
(Hungary)
Matel Holdings N.V.
(Netherlands
Antilles)
100%
100%
99.983%
Invitel International AG
(Austria)
Invitel International
SK, s.r.o.
(Slovakia)
MTCTR Memorex
Telekomünikasyon
Sanayi ve Ticaret
Limited Sirketi
(Turkey)
Memorex Telex
Communications UA
Ltd.
(Ukraine)
Memorex Telex
Communications
CZ s.r.o.
(Czech Republic)
Invitel International
Bulgaria EOOD
(Bulgaria)
100%
Invitel Telecom Kft.
(formerly Tele2)
(Hungary)
Invitel
Tàvközlési
Zrt.
(Hungary)
100% 100%
100% 95%
100% 100%
Magyar
Telecom B.V.
(The Netherlands)
100%
100%-1 share
99.96%
100%
Memorex Telex
Communications Italia
S.R.L.
(Italy)
100%
PanTel Romania S.R.L.
(dormant)
(Romania)
99.997%
0.003%
PanTel Slovakia
s.r.o.
(Slovakia)
Invitel Telecom
d.o.o. Beograd
(Serbia)
Invitel
Telekomunikacije
d.o.o.
(Slovenia)
PanTel Bulgaria
EAD
(Bulgaria)
100%
100%
100% 100%
TDC
64.6%
35.4%
HTCC
Holdco II B.V.
(The Netherlands)
100%
0.0000275%
Memorex Telex
Communications S.R.L.
(Romania)
Other (1)
HTCC
Holdco I B.V.
(The Netherlands)
(1) Includes 5.8% held by HTCC Management.
Figures above are on an outstanding basis.
On a fully diluted basis, the figures are TDC 62.4%,
and other 37.6%.
Invitel Hungary
Holdings Kft.
(Hungary)
100%
Invitel Holdings A/S
(Denmark)
100%
Restructuring - Old Group Structure

TDC
64.6%
35.4% Other (1)
DOMESTIC
99.983%
Invitel
Tàvközlési
Zrt.
(Hungary)
Magyar
Telecom B.V.
(The Netherlands)
100%
Matel Holdings N.V.
(Netherlands
Antilles)
100%
HTCC
Holdco II B.V.
(The Netherlands)
100%
Invitel
Technocom Kft.
(formerly PanTel
Technocom Kft.)
(Hungary)
100%
Invitel Denmark
A/S
100%
HTCC
Holdco I B.V.
(The Netherlands)
Invitel Holding
Hungary Kft
(Hungary)
INTERNATIONAL
Invitel International AG
(Austria)
Invitel International
SK, s.r.o.
(Slovakia)
MTCTR Memorex
Telekomünikasyon
Sanayi ve Ticaret
Limited Sirketi
(Turkey)
Memorex Telex
Communications UA
Ltd.
(Ukraine)
Memorex Telex
Communications
CZ s.r.o.
(Czech Republic)
Invitel International
Bulgaria EOOD
(Bulgaria)
100% 100%
100% 95%
100%
100%-1 share
Memorex Telex
Communications Italia
S.R.L.
(Italy)
100%
Invitel
Telekomunikacije
d.o.o.
(Slovenia)
100%
100%
0.0000275%
Invitel Telecom
d.o.o. Beograd
(Serbia)
Invitel
International
Hungary
(Hungary)
Invitel
International BV
(The Netherlands)
100%
(1) Includes 5.8% held by HTCC Management.
Figures above are on an outstanding basis.
On a fully diluted basis, the figures are TDC 62.4%,
and other 37.6%.
Euroweb
Romania S.A.
(Romania)
99.96%
Restructuring - New Group Structure

Note:
The average HUF/USD exchange rates were 183.83 HUF/USD in YTD Q4 2007 and 171.8 HUF/USD in YTD Q4 2008.
(*)    Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.
Change Change Change Change
2008 2007% 2008 2007%
Revenue 97 146 101 868 (4 722) (5%) 565 461 554 141 11 320 2%
Segment Cost of Sales (27 956) (33 196) 5 240 16% (162 722) (180 578) 17 856 10%
Segment Gross Margin 69 190 68 672 518 1% 402 739 373 563 29 176 8%
Gross Margin % 71% 67% 71% 67%
(26 476) (29 858) 3 382 11% (154 111) (162 421) 8 310 5%
Adjusted EBITDA** 42 714 38 814 3 900 10% 248 628 211 142 37 486 18%
Adjusted EBITDA Margin %*** 44% 38% 44% 38%
Cost of integration and restructuring (2 939) (2 700) (239) (9%) (17 109) (14 685) (2 424) (17%)
Due diligence expense (1 343) (497) (846) (170%) (7 817) (2 703) (5 114) (189%)
Vacation accrual (10) (81) 71 88% (60) (440) 380 86%
Turkey start up expense (1 007) (437) (570) (130%) (5 863) (2 379) (3 484) (146%)
Other one-off items (1 287) (2 359) 1 072 45% (7 486) (12 836) 5 350 42%
EBITDA** 36 128 32 740 3 388 10% 210 293 178 099 32 194 18%
EBITDA Margin %*** 37% 32% 37% 32%
For the period
ended December 31,
(in thousands of USD)
Adjusted Operating expenses*
(in millions of HUF)
For the period
ended December 31,
Pro-Forma Financial Statements
for the year ended December 31, 2008

Note:
The average HUF/USD exchange rates were 183.83 HUF/USD in YTD Q4 2007 and 171.8 HUF/USD in YTD Q4 2008.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.
Change Change Change Change
2008 2007% 2008 2007%
EBITDA* 36 128 32 740 3 388 10% 210 293 178 099 32 194 18%
EBITDA Margin %** 37% 32% 37% 32%
Depreciation and amortization (22 633) (23 312) 679 3% (131 740) (126 813) (4 927) (4%)
Financing expenses, net (20 067) (19 529) (538) (3%) (116 807) (106 952) (9 855) (9%)
Foreign exchange gains (losses), net (4 359) (29) (4 330) n/a (25 373) (160) (25 213) n/a
Gains (losses) on derivatives 646 (9 688) 10 334 107% 3 762 (52 702) 56 464 107%
Gains (losses) on warrants -              (2 904) 2 904 100% -              (15 075) 15 075 100%
Taxes on net income (3 293) 383 (3 676) (960%) (19 166) 2 084 (21 250) (1 020%)
Convertible Pref Stock Dividends (18) (18) -          0% (105) (99) (6) (6%)
Minority interest (1) -              (1) n/a (8) (1) (7) (700%)
Net profit / (loss) for the period (13 597) (22 357) 8 760 39% (79 144) (121 619) 42 475 35%
Net profit / (loss) for the period in % n/a n/a n/a n/a
For the period
ended December 31,
(in thousands of USD) (in millions of HUF)
For the period
ended December 31,
Pro-Forma Financial Statements
for the year ended December 31, 2008

Note:
The average HUF/USD exchange rates were 173.23 HUF/USD in YTD Q1 2008 and 226.43 HUF/USD in YTD Q1 2009.
(*)    Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA.
(**)   EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to Net income on the next slide.
(***)  EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue.
Pro-Forma Financial Statements
for the quarter ended March 31, 2009
Change Change Change Change
2009 2008% 2009 2008%
Revenue 23 644 24 530 (886) (4%) 104 422 141 611 (37 189) (26%)
Segment Cost of Sales (6 103) (7 131) 1 028 14% (26 953) (41 168) 14 215 35%
Segment Gross Margin 17 541 17 399 142 1% 77 469 100 443 (22 974) (23%)
Gross Margin % 74% 71% 74% 71%
(6 835) (7 071) 236 3% (30 188) (40 820) 10 632 26%
Adjusted EBITDA** 10 706 10 328 378 4% 47 281 59 623 (12 342) (21%)
Adjusted EBITDA Margin %*** 45% 42% 45% 42%
Cost of integration and restructuring (333) (1 070) 737 69% (1 469) (6 176) 4 707 76%
Due diligence expense (61) (113) 52 46% (268) (650) 382 59%
Vacation accrual (68) (108) 40 37% (301) (621) 320 52%
Turkey start up expense -              (200) 200 100% -              (1 153) 1 153 100%
Redomiciliation expenses (451) -              (451) n/a (1 992) -              (1 992) n/a
Other one-off items (335) (213) (122) (57%) (1 480) (1 236) (244) (20%)
EBITDA** 9 458 8 624 834 10% 41 771 49 787 (8 016) (16%)
EBITDA Margin %*** 40% 35% 40% 35%
For the period
ended March 31,
(in thousands of USD)
Adjusted Operating expenses*
(in millions of HUF)
For the period
ended March 31,

Note:
The average HUF/USD exchange rates were 173.23 HUF/USD in YTD Q1 2008 and 226.43 HUF/USD in YTD Q1 2009.
(*)   EBITDA is a non-GAAP financial measure.
(**)  EBITDA Margin % is EBITDA as a percentage of revenue.
Pro-Forma Financial Statements
for the quarter ended March 31, 2009
Change Change Change Change
2009 2008% 2009 2008%
EBITDA* 9 458 8 624 834 10% 41 771 49 787 (8 016) (16%)
EBITDA Margin %** 40% 35% 40% 35%
Depreciation and amortization (5 273) (4 944) (329) (7%) (23 288) (28 539) 5 251 18%
Financing expenses, net (8 486) (5 264) (3 222) (61%) (37 483) (30 393) (7 090) (23%)
Foreign exchange gains (losses), net (14 669) (2 678) (11 991) (448%) (64 784) (15 461) (49 323) (319%)
Gains (losses) on derivatives 431 5 039 (4 608) (91%) 1 904 29 086 (27 182) (93%)
Taxes on net income 1 557 (1 075) 2 632 245% 6 877 (6 204) 13 081 211%
Convertible Pref Stock Dividends (6) (5) (1) (20%) (26) (26) -           -
Minority interest 3 (1) 4 400% 15 (5) 20 400%
Net profit / (loss) for the period (16 985) (304) (16 681) (5 487%) (75 014) (1 755) (73 259) (4 174%)
Net profit / (loss) for the period in % n/a n/a n/a n/a
For the period
ended March 31,
(in thousands of USD) (in millions of HUF)
For the period
ended March 31,

•
Mass Market Voice: the change in Mass Market Voice gross margin was partly driven by the decrease in the number of lower margin ex-Tele2 carrier select customers, resulting in gross margin decrease in ex-Tele2 of HUF 0.7 billion for the year ended December 31, 2008 compared to the prior year. Without ex-Tele2, Invitel Mass Market Voice gross margin decreased by HUF 1.5 billion or 8% for the year ended December 31, 2008 compared to the prior year, mainly as a result of decrease in in-concession voice revenue.
•
Business: the change in Business gross margin was mainly due to the HUF 370 million decrease in gross margin at Invitel
Technocom for the year ended December 31, 2008 compared to the prior year. Without Invitel Technocom, Invitel Business gross margin increased by HUF 299 million or 1.7% between the year ended December 31, 2008 and 2007. This increase is primarily coming from Business Data and Internet and new customer acquisition.
•
Wholesale: The 17% increase in Wholesale Data gross margin is mainly arising from increase in gross margin from our international activities that more than offsets the decrease in Wholesale Voice.
(in millions of HUF) Change Change
2008 2007%
Mass Market Voice 21 447 23 711 (2 264) (10%)
Mass Market Internet 7 801 7 325 476 6%
Business 19 453 19 524 (71) (0%)
Wholesale Voice 1 111 1 517 (406) (27%)
Wholesale Data 19 378 16 595 2 783 17%
Total Segment Gross Margin 69 190 68 672 518 1%
For the period
ended December 31,
Pro-Forma Segment Gross Margin Summary
for the year ended December 31, 2008

•
Mass Market Voice:
the change in Mass Market Voice gross margin was partly driven by the decrease in the number of lower margin ex-Tele2 carrier select customers, resulting in gross margin decrease in ex-Tele2 of HUF 0.4 billion for the three months ended March
31, 2009 compared to the prior year. Without ex-Tele2, Invitel Mass Market Voice gross margin decreased by HUF 0.6 billion or 12% for the three months ended March 31, 2009 compared to the prior year, mainly as a result of decrease in in-concession and out of concession voice revenue.
•
Mass Market Internet:
the lower growth in Mass Market Internet reflects the slow down in growth in the overall fixed broadband internet market due to the economic conditions.
•
Business:
the change in Business gross margin was mainly due to the HUF 118 million decrease in gross margin at Invitel Technocom for the three months ended March 31, 2009 compared to the prior year. Without Invitel Technocom, Invitel Business gross margin decreased by HUF 66 million or 1.4% between the three months ended March 31, 2009 and 2008.
•
Wholesale:
the 27% increase in Wholesale Data gross margin is mainly driven by the increase in gross margin from our international activities.
(in millions of HUF) Change Change
2009 2008%
Mass Market Voice 4 723 5 687 (964) (17%)
Mass Market Internet 1 934 1 915 19 1%
Business 4 698 4 882 (184) (4%)
Wholesale Voice 322 281 41 15%
Wholesale Data 5 864 4 634 1 230 27%
Total Segment Gross Margin 17 541 17 399 142 1%
For the period
ended March 31,
Pro-Forma Segment Gross Margin Summary
for the quarter ended March 31, 2009

Pro-Forma Capital Expenditure Summary
for the quarter ended March 31, 2009
Change Change
2009 2008%
Retail variable CAPEX 1 416 1 238 178 14%
WS variable CAPEX 358 175 183 105%
Sales comission 256 474 (218) (46%)
Variable Capex 2 030 1 887 143 8%
Fixed Telco Capex 450 298 152 51%
Telco Capex 2 480 2 185 295 14%
IT Capex 374 388 (14) (4%)
Miscapex 5 72 (67) (93%)
Capitalised OPEX 294 287 7 2%
TOTAL CAPEX without Memorex 3 153 2 932 221 8%
Memorex CAPEX 375 2 698 (2 323) (86%)
TOTAL CAPEX with Memorex 3 528 5 630 (2 102) (37%)
For the period ended
(in millions of HUF)
31 Mar

17 Rob Bowker Chief Financial Officer

•
On March 4, 2009 we completed a refinancing which included:
(i) an amendment to the existing Senior Facilities Agreement,
(ii) entering into two additional loan agreements, and
(iii) repayment of the funds  borrowed under, and termination of, the Bridge Loan Agreement.
•
The 2009 Refinancing comprises:
(i) a EUR 165 million term and revolving facility,
(ii) a EUR 32.0 million subordinated term loan, and
(iii) a EUR 34.1 million subordinated PIK loan from TDC (the “TDC PIK Loan”).
•
In connection with the refinancing in order to limit our risk of non-compliance with our covenants, we entered into several foreign currency option transactions on March 6, 2009. For an aggregate premium of EUR 4.2 million, the currency option transactions mitigate the risk of a significant devaluation of the HUF versus the EUR through March 2010.
Refinancing

Pro-Forma Financial Information
Notes:
(1) Third party debt (including non cash-pay debt)
includes short and long term debt, the 2006 PIK
Notes, but excludes liabilities relating to derivative
financial instruments and capital leases.
(2) Cash pay third party debt equals third party debt
excluding the 2006 PIK Notes
and the TDC PIK
Notes.
(3) Annualized Pro-forma Adjusted EBITDA is
calculated by multiplying Pro-forma Adjusted
EBITDA for the period ended March 31, 2009
by 4. See slides
10 to 13
for a reconciliation of
Pro-forma Adjusted EBITDA to Pro-forma Net
income.
(4) Cash interest expense is interest expense on the
Senior Credit Facilities, the 2004 Notes, the 2007
Notes, the Bridge Loan and the Memorex loans.
(5) Net third party debt equals third party debt less
cash and cash equivalents.
(6) Cash pay net third party debt equals cash-pay
third party debt less cash and cash equivalents.
Pro-forma Financial Information
for the year ended December 31, 2008 and Q1 2009
(in thousands of EUR) Q4 2008 Q1 2009
Balance Sheet Data (at period end):
Cash and cash equivalents 29 104          21 331
Third party debt (1)
703 913        740 910
Cash pay third party debt (2) 544 843        542 113
Other Pro-forma Financial Data:
Annualized Adjusted EBITDA (3)
152 550        152 943
Cash interest expense (4) 62 342          43 347
Net third party debt (5) 674 809        719 579
Cash pay net third party debt (6)
515 739        520 782
Ratio of Adjusted EBITDA to cash interest expense 2.4x 3.5x
Ratio of net third party debt to Adjusted EBITDA 4.4x 4.7x
Ratio of cash pay net third party debt to Adjusted EBITDA 3.4x 3.4x
Note:  annualized adjusted EBITDA and cash interest expense was calculated by using an exchange rate of 280 HUF / EUR.

Annualized Interest Expense
(in millions of EUR)
Notional
Amount
Maturity
date
@
2008/12/31
Before
hedge
close (2)
After
refinance
and new
hedging
(3)
Before
hedge
close
After
refinance
and new
hedging
2007 Notes 200,0
Feb 1, 2013
10,67% 5,33% 21,3 10,7
2004 Notes, net of bond discount 141,2
Aug 15, 2012
14,96% 10,75% 21,2 15,3
Bridge Loan - before refinance 100,0
Mar 31, 2012
11,50% N/A 11,5 N/A
Bridge Loan - after refinance 0,0
Mar 31, 2012
N/A 14,09% N/A 4,5
Memorex loans 20,7
2012 - 2013
7,43% 7,43% 1,5 1,5
Amended Facilities Agreement - before refinance 83,0
Jun 30, 2011
8,11% N/A 6,7 N/A
Amended Facilities Agreement - after refinance
(4)
0,0
Dec 31, 2011
N/A 7,51% N/A 11,3
Total cash-pay third party debt 544,8 62,3 43,2
2006 PIK Note, net of bond discount 159,1
Apr 15, 2013
13,57% 13,57% 21,7 21,7
TDC Loan 0,0
Mar 31, 2013
N/A 25,32% N/A 8,6
Total third party debt 703,9 84,0 73,6
(4) The total notional amount of the Amended Facilities Agreement after the refinancing was EUR 150 million
Effective interest rate as
a result of hedging (1)
Calculated annualized
interest expense
(3) The new interest rate swap contracts were concluded in Q2 2009
(2) The cross-currency interest rate swaps were closed in Q4 2008
(1)
The effective interest rates are calculated based on EURIBOR and BUBOR effective as of 31 December 2008

•
Invitel is required to hedge at least 2/3 of its foreign exchange debt service cash-flow due in the next 2 years. Senior banks granted a 3 month grace period to build up the hedging portfolio.
•
Since the refinancing we have bought EUR 83 million of foreign exchange forward contracts. The average forward rate of the foreign exchange forward contract is 289 HUF/EUR.
•
Similar to the foreign exchange rate hedging requirement interest rate is also to be hedged. We have now fully hedged the interest rate exposure all of our floating interest bearing instruments as follows:
•
2007 Notes until 1 November 2012, fixed interest: 2.33% (plus an interest margin of 3.0%)
•
Amended Senior Facilities until 31 December 2011, fixed interest: 1.89% (plus an interest margin of 3.5%)
•
New Bridge Loan until 31 December 2012, fixed interest: 2.09% (plus an interest margin of
12.0%)
Hedging

Hedge summary
in thEUR
Principal
Interest
(1)
Total
Total
(2)
% debt service Calculated
hedged
(3)
swap points
(4)
May 1, 2009 2 522 2 522 2 500 99,1% 0,93
Jun 30, 2009 5 155 2 406 7 561 10 088 124,9% 4,81
Aug 1, 2009 2 665 2 665 2 400 117,6% 6,66
Aug 15, 2009 7 633 7 633 7 633 111,0% 7,60
Sep 30, 2009 5 155 2 447 7 602 10 070 116,8% 10,45
Nov 1, 2009 2 665 2 665 2 350 114,3% 12,35
Dec 31, 2009 8 763 2 377 11 140 11 048 110,3% 16,18
Feb 1, 2010 2 665 2 665 2 350 109,0% 18,08
Feb 15, 2010 7 633 7 633 7 633 107,7% 19,03
Mar 31, 2010 8 763 2 259 11 022 10 325 105,2% 21,90
May 1, 2010 2 665 2 665 2 665 105,0% 23,63
Jun 30, 2010 9 794 2 141 11 935 3 313 93,1% 26,77
Aug 1, 2010 2 665 2 665 90,0% 29,13
Aug 15, 2010 7 633 7 633 82,2% 29,91
Sep 30, 2010 10 309 2 009 12 318 3 288 75,4% 32,26
Nov 1, 2010 2 665 2 665 73,5% 33,83
Dec 31, 2010 10 309 1 870 12 179 3 575 68,8% 36,97
Feb 1, 2010 2 665 2 665 67,2% 38,54
Feb 15, 2010 7 633 7 633 63,2% 39,32
Mar 31, 2010 10 825 1 731 12 556 3 541 60,0% 41,68
May 1, 2010
2 665 2 665 58,8% 43,19
Total 69 073 71 614 140 687 82 779
(1)
Based on effective interest rate as a result of hedging
(2)
Average FX rate of hedges: 289,08 EUR/HUF
(3)
Cumulative percentage
(4)
As of 15 April, 2009
Hedges Debt service

Repayment of Debt
(in millions of EUR)
Amended
Facilities Agr.
HUF tranche
Amended
Facilities Agr.
EUR tranche
Bridge
Loan
2004
Notes
2007
Notes
Memorex
Austria
Preps
Loans
Memorex
Turkey
Yapi
Loan
2006
PIK Note TDC loan
Total debt
service
2009 8,7 19,1 1,5 29,3
2010 17,8 39,2 2,0 59,0
2011 20,4 44,8 2,0 67,2
2012 32,0 142,0 11,0 2,0 187,0
2013 200,0 1,8 244,5 446,3
2014 0,0 78,4 78,4
2015 0,0
46,9 103,1 32,0 142,0 200,0 11,0 9,3 244,5 78,4 867,2

Note:
Net cash flow used in investing activities includes the acquisition of telecommunications network equipment and other intangible assets.
Loan repayments include repayments of our Senior Bank Facility Loan.
Memorex is included from March 5, 2008 the date of the Memorex acquisition.
Refinancing expenses and the foreign exchange loss on the refinancing are excluded in Q1 2009.
Re-domiciliation expenses are excluded in Q1 2009.
All amounts were translated into EUR by using an average exchange rate of 251 HUF/EUR for the year 2008 and an average exchange rate of 295 HUF/EUR for the quarter ended March 31, 2009.
Free Cash Flow Quarterly Run-Rate
(in thousands of EUR) 2009
Q1 Q2 Q3 Q4 Q1
Net cash provided by operating activities 25 105 34 949 42 715 38 082 30 473
Net cash flow used in investing activities - Memorex (990) (8 327) (5 787) (10 289) (8 813)
Net cash flow used in investing activities (12 604) (14 248) (13 567) (12 885) (13 802)
Free cash flow before debt service 11 511 12 374 23 361 14 908 7 858
Cash interest paid (13 307) (8 707) (16 846) (8 663) (17 059)
Debt repayment / proceeds of refinance (6 203) (6 013) (6 453) (6 957) 34 002
Free cash flow after debt service (7 999) (2 346) 62 (712) 24 801
2008

Non-GAAP Financial Measures
Invitel Holdings A/S has included certain non-GAAP financial measures, including Pro-forma Adjusted EBITDA (for Invitel
Holdings A/S, Invitel, Invitel Telecom and Invitel International, together the ”Company”), in this presentation. Reconciliations of the differences between Adjusted EBITDA for the Company and the most directly comparable financial measure calculated and presented in accordance with GAAP is included in this presentation on a pro-forma basis. The non-GAAP financial measures presented are by definition not a measure of financial performance or financial condition under generally accepted accounting principles and are not alternatives to operating income or net income/loss reflected in the statement of operations and are not necessarily indicative of cash available to fund all cash flow needs. These non-GAAP financial measures used by Invitel
Holdings A/S may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures for various purposes including: measuring and evaluating the Company’s financial and operational performance and its financial condition; making compensation decisions; planning and budgeting decisions; and financial planning purposes. Invitel Holdings A/S believes that presentation of these non-GAAP financial measures is useful to investors because it (i) reflects management’s view of core operations and cash flow generation and financial condition upon which management bases financial, operational, compensation and planning decisions and (ii) presents a measurement that equity and debt investors and lending banks have indicated to management is important in assessing Invitel Holdings A/S's financial performance and financial condition. While Invitel Holdings A/S utilizes these non-GAAP financial measures in managing its business and believes that they are useful to management and to investors for the reasons described above, these non-GAAP financial measures have certain shortcomings. In particular, these EBITDA measurements do not take into account changes in working capital and financial statement items below income from operations, and the resultant effect of these items on Invitel
Holdings A/S's cash flow. Management compensates for the shortcomings of these measures by utilizing them in conjunction with their comparable GAAP financial measures. The information in this presentation should be read in conjunction with the financial statements and footnotes contained in Invitel Holdings A/S's documents filed with the U.S. Securities and Exchange
Commission.
Appendix